AUSTRAL PACIFIC ENERGY LTD : ANNUAL REPORT 2003

DISCOVERY TO
PRODUCTION

THE LEAP FORWARD

CONTENTS

P.2-3	INTRODUCTION

P.4-7	YEARS’ HIGHLIGHTS

P.8-9	CHAIRMAN’S REVIEW

P.10-14	CHIEF EXECUTIVE OFFICER’S REPORT

P.15-16	CORPORATE GOVERNANCE STATEMENT

P.19-48	CONSOLIDATED FINANCIAL STATEMENTS

P.49	CORPORATE DIRECTORY

Austral Pacific Energy Ltd.

1:	New Zealand based, proven performing exploration and production company

2:	One of the highest success rates in Taranaki exploration of the active industry participants

3:	Interests in more Taranaki onshore permits than any other exploration company

4:	Holds permits in New Zealand’s East Cape and Canterbury basins, Australia and Papua New Guinea

5:	Continues its proud history of active exploration and discovery

[GRAPHIC OMITTED]

HIGHLIGHTS

DEVELOPMENT

Contract signed with NGC for Kahili gas sale and pipeline construction.

Cheal-1 oil and gas flows sustained during one month production test.

CORPORATE

Successful listing on Canadian TSX Venture Exchange and New Zealand NZSX Exchange.

Fully subscribed New Zealand capital raising of US$5.2 million (NZ$8 million).

Indo-Pacific Energy Ltd. becomes Austral Pacific Energy Ltd.

Two New Zealand directors appointed to the Austral Board.

US$943,000 raised via placement of special class securities in New Zealand.

Company arranges US$1.26 million gas prepayment funding with NGC.

Sale of PMP 38148 interest and settlement of Goldie dispute for net proceeds of US$3 million to Austral.

Convertible note placement of US$500,000 made to prominent US resource investment institution.

2003-2004

EXPLORATION

Kaimata 3D seismic survey completed, and drilling targets identified.

Taranaki drilling program announced.

Cardiff-2 deep gas drilling project initiated.

Taranaki onshore exploration position strengthened by purchase of Horizon Oil NL’s permit equity.

30 mile seismic survey over the Orca prospect in Austral’s offshore Taranaki permit PEP 38480.

Three new permits awarded in onshore Taranaki New Zealand.

Award of offshore Canterbury permit, PEP 38258.

Award of permit PPL 235 in Papua New Guinea.

2003: AUSTRAL PACIFIC ENERGY

FINDS AND DELIVERS OIL AND GAS

2004: AUSTRAL PACIFIC ENERGY

5 WELLS TARGETED TO BE DRILLED

CHAIRMAN’S REVIEW

DAVID NEWMAN Chairman

Dear Shareholders

A warm welcome to all our new shareholders following Austral Pacific’s successful listing on the Canadian TSX Venture Exchange and New Zealand’s NZSX exchange at the beginning of this year. These listings were accompanied by a NZ$8 million (~US$5.2 million) fund-raising in New Zealand, which was well supported and resulted in some 500 new shareholders in the Company. The name change to Austral Pacific Energy Ltd. more closely reflects our area of operations, and appears to have been readily accepted by investors. It has been gratifying to watch the stock price rise steadily from that issue price over the last three months. We believe the Company’s present sound financial position, together with its planned operations, provide a good foundation from which to consolidate and grow shareholder value.

I would first like to offer my thanks, and those of the Board, to my predecessor as Chairman, Mr David McDonald. Austral Pacific benefited enormously from his calm and experienced stewardship, which steered the Company through testing times towards the stronger position in which it now sits. We all wish him well in his retirement.

The last year has seen the Company achieve a much stronger financial position. The resolution of the legal dispute over the Goldie oil pool, and the associated sale of the PMP 38148 permit in which this is situated, net proceeds of US$3 million to the Company. A placement in early 2003 of special class securities to a group of New Zealand private investors raised NZ$1.5 million (~US$0.94M). These securities have now all been converted into common shares in Austral Pacific. The gas prepayment agreement with NGC in April 2003 also made a timely contribution of NZ$2 million (~US$1.26M) to the Company. This prepayment will be repaid out of early gas revenues from the Kahili field, where NGC is presently building a pipeline and separation station which is scheduled to commence uplifting gas from Kahili in mid year.

I have already mentioned the New Zealand public offering, but it is worthy of note that three substantial institutional investors participated in this, and that one of them, a well known US resources investor Global Resource Investments Ltd, made an additional funding of US$500,000 into the Company by way of convertible notes. Austral’s share register is greatly strengthened by the presence of such parties, especially when development expenditures on the Cheal oil/gas field and other discoveries as they are made, can be anticipated in the not too distant future.

During the past year, the Company has consolidated its position in its core area of operations, the onshore Taranaki Basin, through the award of new permits and by acquisition of Horizon Oil’s holdings. It now has two fields, Cheal and Kahili, scheduled to come on stream during 2004, and a very strong surrounding acreage position located around the main producing fields in the basin. The upcoming drilling programme is designed to carry Cheal forward towards development and to seek new discoveries of the Goldie type. However, we believe a major upside for Austral lies in drilling the large, deep gas targets of which several are identified in our permits. The New Zealand energy market is a matter of considerable debate; and demand for new gas is strong, with a commensurate strengthening in gas contract prices. New exploration technologies are available to assist in exploitation of the deep gas sands which old wells tell us are there beneath onshore Taranaki. Exploring for these is an expensive matter, yet the rewards are potentially enormous for a company such as Austral Pacific; and we expect to secure funding to drill the first of these deep wells during the year.

The company’s portfolio includes other high upside projects, such as in offshore Taranaki and Canterbury in New Zealand, in the Papuan foreland basin in Papua New Guinea and elsewhere; which can be longer term drivers of growth. These are times of challenge and opportunity for Austral Pacific Energy; which we now face with a renewed confidence and determination.

David Newman
Chairman

AUSTRAL PACIFIC ENERGY LTD.

Exploration and development assets at 14 April 2004.

New Zealand
Taranaki
PEP38480*	75%
PEP38753*	30%
PEP38746*	50%
PEP38741*	30%
PEP38736*	45%
PEP 38738*	33.5%
PEP38716*	42.4%
PEP38748	25%
PEP 38765	27.5%
PEP 38766	25%
PEP 38768	50%
PEP 38718	10%

East Coast
PEP38330*	44.23%
PEP 38256*	30%
PEP 38258*	75%

Papua New Guinea
PPL235*	100%
PRL4	7.5%
PRL5	7.5%
PPL 228/APPL247	10%

Australia
AC/P 19*	100%
AC/P 31*	100%
AC/P26	50%
* Austral Operator

CHIEF EXECUTIVE OFFICER’S REPORT

DAVID BENNETT Chief Executive Officer

The year 2003 commenced with seismic surveys operated by Austral Pacific in various of its onshore and offshore Taranaki permits. In offshore permit PEP 38480, the survey vessel ‘Polar Duke’ acquired 50 km (30 miles) of 2D seismic data over the Orca Prospect, situated immediately north of Shell’s Pohokura gas-condensate field. These data highlight Orca as a target of good potential size at the C Sands objective level – the pay level in the Pohokura Field – as well as identifying an overlying fan sand target, now called the Humpback Prospect. Evaluation of these features continues, with possible drilling in 2005.

In central onshore Taranaki, the Kaimata 3D survey was acquired across an area of 76 sq km (~30 sq miles) covering exploration permits PEP 38741, PEP 383748 and PEP 38765. This is the largest exploration 3D survey yet acquired in Taranaki. Interpretation of the data set has identifi ed a range of drilling targets of similar type to the producing Ngatoro oil field. Targets selected for drilling in Second Quarter 2004 are Honeysuckle and Miromiro; with other targets likely to be drilled later in 2004.

The Company purchased the onshore New Zealand Taranaki interests of Horizon Oil NL in June 2003. This included a 10% share in permit PEP38718, operated by Swift Energy, where the Tuihu-1A well was drilled to a TD of 4845m (15,896 feet) during September/October. The well was the first in New Zealand to employ an under-balanced drilling technology, but was unsuccessful in intersecting reservoir within the Kapuni target. Similarly unsuccessful were the 1341m (4,400 feet) Wawiri-1 well in PEP 38753 and the 1459m (4787 feet) Bluff-1 well in PEP 38746; although in both cases the Company’s share of costs was limited by farmout deals and by use of the newly imported SPDL truck mounted rig; which substantially reduces the cost of drilling such wells. These wells met the drilling obligations in each permit. Further work will concentrate on the permits’ deep gas potential; where the Akama Lead in PEP 38753 and the Onaero North Prospect in PEP 38746 are prominent.

The Horizon purchase also included a buy-back of overriding royalties on PEP 38738, which Austral operates and in which it is appraising the Cheal gas/oil fi eld. The original Cheal-1 and Cheal-2 wells were drilled in the mid 90’s, and both flowed oil and gas on test from reservoir sands near 1300m depth. Austral re-opened the Cheal-1 well in June, and perforated the original pay interval plus an additional pay sand, which then flowed at appreciably higher rates than in the original test. Following this, production facilities were constructed and installed on the Cheal site, and a month long production test was conducted during October/November. This stabilised to rates around 500,000 cubic feet of gas and 50 barrels of oil per day. Analysis of the flow results indicates the present drainage area of the well as being of order 0.25 sq km (~60 acres). However, remapping of the seismic data over the Cheal structure indicates that the structure may be closed over an area of up to 8 sq km (2,000 acres), and that drilling north of the present wells might encounter better pay higher on the structure. Accordingly, the Cheal-A3X well was spudded from the

2003:2004

Cheal-A site in mid April 2004, to intersect the pay interval some 500m north of the site. The well will also test the underlying Mt Messenger sandstones, which were of good quality but not in a trap situation in Cheal-2, and had oil pay in poor sandstones in Cheal-1. Cheal-A3X will play a signifi cant role in determining the mode of ongoing development at Cheal. The field is sited near to pipeline infrastructure, and long term production is planned to commence in mid year.

A second flow test of the Kahili-1A production well was completed in May 2003 and was successful in sustaining flow rates some 40% greater than originally achieved, due to perforation of the pay zone with deeper penetrating charges. This provided the impetus to develop the Kahili Field, which is well on the path to fulltime production, following the signature with NGC of the Kahili gas sales contract. NGC commenced construction in March of the 12 km (7 mile) pipeline which will carry Kahili untreated gas to NGC’s LTS pipeline and hence to their Kapuni Field processing station. Here the untreated gas stream will be separated into sales gas and LPG’s for sale. The untreated gas is to be sold to NGC at their separation facility near to the Kahili site, from where Austral and its PEP 38736 partners will uplift the condensate (light oil) and transport it to point of sale, at the Omata tank farm or elsewhere. Project commissioning is scheduled for end of June 2004. It is planned that the well will initially be produced at rates around 3-4 million cubic feet of gas per day, and 100-150 barrels of condensate. After some months of production history have been obtained, a decision will be made as to whether to drill a second Kahili production well, targetted at the northern end of the field. An independent Kahili reserves audit was obtained from Sproule Engineering of Calgary late in 2003. These reserves estimates are expected to change significantly as field production history is obtained.

Austral acquired additional interest and the operatorship of PEP 38716, adjacent to the Waihapa oil field, during the year. A seismic programme to define the Rawhitiroa and Atarangi Leads has been agreed, and is to be acquired in April/May 2004. A decision will subsequently be made regarding drilling of either of these or the Oru Prospect. The Huinga-1 well-site in this permit is to be restored without further testing of the Huinga-1B well, from which some oil had been recovered during drilling.

Three new permits were granted in onshore Taranaki to Austral and its partners early in 2004. PEP 38765 infills the area between PEP 38741 and PEP 38748, and secures exploration rights over the entire area covered by the Kaimata 3D survey. The Miromiro well is to be drilled in PEP 38765 in mid year 2004. PEP 38766 covers a small area between the Ngatoro mining permit and PEP 38748, and situated adjacent to the 1960’s Inglewood-1 well, in which oil shows were reported. PEP 38768 lies east of Austral’s PEP 38746 and the McKee oil field. Possible Miocene sands and fractured basement targets will be investigated within its area.

2003:2004

Austral’s acreage portfolio in onshore Taranaki contains a number of deep gas targets, being structures containing potentially gas-charged Kapuni sandstones at depths greater than 3,000m. Principal among these is the Cardiff structure in PEP 38738, originally drilled by Shell in 1990 with the Cardiff-1 well to 5050m TD. Shell’s 1999 review of this well indicates that sandstones over a gross interval of nearly 600m below 4,000m are gas charged, albeit with relatively ‘tight’ reservoir properties. Such traps are of increasing importance as new technology makes their exploitation more certain and profitable – for example, seven of the twelve largest US producing gas fields are now reportedly of such type. However, their successful drilling and completion for production is capital intensive. Austral has completed planning for the drilling of Cardiff-2, a well to be drilled alongside the Cardiff-1, and is securing funding for this project. New drilling mud technology and hydraulic ‘fraccing’ of reservoir will be employed as necessary; and Cardiff-2 is scheduled for Third Quarter 2004. Other targets defined to drillable status are Onaero North in PEP 38746 and Waitoriki in PEP 38741, which has been mapped on the Kaimata 3D seismic. Various other leads have been defined in Austral permits, and will be subject to further seismic evaluation.

Austral Pacific and its partner Tag Oil were awarded PEP 38258 in the offshore Canterbury Basin in August 2003. Only one well has been drilled within this area, which is four times the size of onshore Taranaki. That well, Clipper-1, was a gas-condensate discovery. The potential for gas or oil discovery in the area is rated well. Austral has been collating and loading onto its computer workstation the 8,000 km of seismic data acquired since BP commenced exploration of the area in the 1970’s, and is remapping and ranking a number of major prospects, with a view to securing funding for an exploration well in 2005.

No progress was made during the year on the offshore NorthWest Shelf, Australia permits AC/P 19, AC/P 26 & AC/P 31. Prospects Ursa, Dorado and Anson West are defi ned ready for drilling, but the limited industry interest in the area has so far precluded the funding of exploratory drilling.

Austral was awarded PPL235 in onshore Papua New Guinea, in August 2003. This area includes the Douglas and Kamu Prospects and other leads over which Austral has acquired seismic. A well is required to be drilled by August 2006, and funding is being sought to drill Douglas-1 – which is mapped as a large structure at the proven Toro Sands play level. The fiscal regime for exploration in PNG has been amended to make it one of the world’s most attractive, and there is ongoing interest in the area because of the high oil and gas discovery rate and the generally large size of fields found.

The Company’s news releases are a source of further information on the Company’s activities and are available on www.austral-Pacific.com

David Bennett
Chief Executive Officer

CORPORATE GOVERNANCE STATEMENT

This statement gives readers an overview of the Company’s corporate governance policies adopted and followed by the Board. The Company is governed by the Company’s Articles of Association and its Bylaws, the Policies of its home exchange - the TSX Venture Exchange (TSX-V), some Rules of the NZSX, and the requirements of the British Columbia Securities Commission, the Securities and Exchange Commission (USA) and the New Zealand Securities Commission. It is also Company policy to endeavour to comply with the spirit of the NZSX Rules where reasonably practicable. Material differences between the rules applying to the Company and the NZSX Rules are noted within this statement.

Role of the Board

The Board is elected by the shareholders and is responsible for the proper direction and control of the Company’s activities. It is accountable to the shareholders for the performance of the Company, and compliance by the Company with laws and standards.

The Board is responsible for setting the direction of the Company by developing its mission and corporate objectives, and endorsing the strategy to achieve the objectives, ensuring procedures are in place to provide risk management, internal fi nancial control and reporting to shareholders, and establishing policy in key areas.

The Board sets objectives and performance targets and monitors management’s performance.

The Board delegates responsibility for the day-to-day leadership and management of the Company to the Chief Executive Officer.

Board Membership

The maximum number of directors that may be appointed is eleven and the minimum is three. The Company’s policy is to maintain representation of both Canadian and New Zealand residents on the Board.

At each annual meeting all the directors must retire, contrary to NZSX Rules which allow for rotation of directors. All directors are eligible for re-election. Management may nominate directors, or receive nominations from security holders. The TSX-V must approve any person for directorship. The Board currently has no specific prior experience or accreditation requirements nor formal procedures for assessing performance of Board members other than in relation to measurable operational success and share performance.

The Board currently comprises five members, all of whom are non-executive directors. The Company specifies which directors it considers are independent in the accompanying Management Proxy Circular.

2003:2004

The directors’ remuneration is disclosed in the accompanying Management Proxy Circular. Such remuneration must, in accordance with the written policies of the TSX-V, be “reasonable” and be considered by an independent committee of the Board but does not require shareholder approval, as would be the case under NZSX Rules.

The Board has established one permanent committee, the Audit Committee. The committee comprises three directors - Mr. Peter Tapper (chairman), Mr. Garth Johnson and Mr. David Newman, all of whom are non-executive directors. Mr Johnson holds professional accounting accreditation in Canada and Mr Newman is a New Zealand Chartered Accountant.

The committee monitors the veracity of the financial and regulatory reports produced by the Company, and the controls that are in place to ensure the opportunities for fraud or material error in the financial statements of the Company are minimised.

The Board has established an Audit Committee Charter which sets out the committee’s responsibilities, procedures for communication with the auditor, and against which the committee’s performance is measured.

Code of Ethics

The Board has established a Code of Ethics for its members, Company management and staff, specifying the standards and ethical considerations to apply in conducting business. The Code also outlines mechanisms for reporting unethical behaviour and disciplinary measures. A copy of the Code may be obtained from the Company website.

Role of Shareholders

The Board aims to ensure that shareholders are informed of all major developments affecting the Company’s activities. Information is communicated to shareholders in the Annual Report and Management Proxy Circular, quarterly reports, press releases and regular updates on the website.

The Board encourages full participation of shareholders in the annual meeting, to ensure Board accountability, and identifi cation with the Company’s strategies and plans. The Company provides annual general meeting (AGM) materials to all holders of quoted equity securities, and allows all such holders to attend the AGM. Only holders of common shares at the Record Date are entitled to vote. Proxy forms in North America are commonly provided with recommended appointees specified, contrary to NZSX Rules, and the Company continues this practice.

Transactions which are outside the normal course of business which are material or outside the normal course of business and involving related parties to the Company must receive prior approval from the TSX-V, which may require the Company to obtain shareholder approval. Such approval is not otherwise mandatory, unlike NZSX Rules, which would require such approval. Financially interested insiders are usually not entitled to vote on such matters in their capacities as shareholders.

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[GRAPHIC OMITTED]

CONSOLIDATED

FINANCIAL
STATEMENTS

Auditor’s Report

To the Shareholders of
Austral Pacific Energy Ltd.
(formerly Indo-Pacific Energy Ltd.)

We have audited the Consolidated Balance Sheet of Austral Pacific Energy Ltd. (formerly Indo-Pacific Energy Ltd.) as at December 31, 2003 and the Consolidated Statements of Operations and Deficit, Changes in Stockholders’ Equity and Cash Flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and the results of its operations and its cash flows for the year then ended, in accordance with Canadian generally accepted accounting principles.

The Consolidated Balance Sheet as at December 31, 2002 and the Consolidated Statements of Operations and Deficit and Cash Flows for the year ended December 31, 2002 and 2001 were reported upon by other auditors. Their report covered the years ended December 31, 2002 and 2001, contained no reservations and was dated April 16, 2003.

Comments by the Auditors for U.S. and New Zealand Readers on Canada-U.S. and New Zealand Reporting Differences

In the United States and New Zealand, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 of the consolidated financial statements. United States reporting standards also require the addition of an explanatory paragraph when changes in an accounting policy, such as those involving asset retirement obligations described in Note 2, have a material effect on the consolidated financial statements. Our report to the shareholders dated March 5, 2004, is expressed in accordance with Canadian reporting standards, which do not permit a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the financial statements.

/s/ BDO Dunwoody LLP
Chartered Accountants

Vancouver, Canada
March 5, 2004

AUSTRAL PACIFIC ENERGY LTD. (formerly Indo-Pacific Energy Ltd.) Consolidated Balance Sheets (Expressed in United States Dollars)

December 31	2003	2002
	$	$

Assets

Current
Cash and cash equivalents	2,234,287	1,292,827
Accounts receivable (Note 5)	872,532	709,895
Inventory	-	5,423
Prepaid expenses and deposits	273,994	150,112
	3,380,813	2,158,257

Deferred offering costs (Note 13)	408,083	-
Due from related parties (Note 6)	-	52,065
Property and equipment (Note 3)	30,323	28,455
Oil and gas properties (Note 4)	8,306,448	7,523,168

Total Assets	12,125,667	9,761,945

Liabilities

Current
Accounts payable and accrued liabilities	354,813	383,577
Prepaid gas revenue (Note 12)	1,258,033	-
	1,612,846	383,577

Special Class Shares of Subsidiary (Note 10)	943,525	-

Total Liabilities	2,556,371	383,577

Commitments and Contingencies (Notes 1 and 7)

Stockholders’ Equity

Common stock without par value (Note 8);
unlimited number of shares authorized;
Issued and outstanding 7,739,324 shares	20,478,365	20,478,365
Contributed surplus	417,392	274,080
Accumulated deficit	(11,326,461)	(11,374,077)

Total Stockholders’ Equity	9,569,296	9,378,368

Total Liabilities and Stockholders’ Equity	12,125,667	9,761,945
Approved by the Directors:

/s/ David Newman	/s/ Peter Tapper
Director	Director

See accompanying notes to the consolidated financial statements

AUSTRAL PACIFIC ENERGY LTD. (formerly Indo-Pacific Energy Ltd.) Consolidated Statements of Operations and Deficit (Expressed in United States Dollars)

For the years ended December 31	2003	2002	2001
	$	$	$
Production Income:
Oil and gas sales	172,715	1,845,925	3,744,036
Production operating costs	(61,132)	(772,805)	(652,240)
Royalties	(33,543)	(184,207)	(369,536)
Depletion	(25,930)	(106,491)	(266,329)

Net production income	52,110	782,422	2,455,931

Expenses
General and administrative (Schedule)	(656,216)	(634,353)	(735,624)
Litigation Costs and Settlement (Note 7)	(2,250,463)	-	-
Stock option compensation expense (8(b))	(143,312)	(274,080)	-
Write-off of oil and gas properties (Note 4)	(908,433)	(2,783,734)	(706,462)
Gain on License Sales (Note 4)	3,896,306	53,457	-

Total Expenses	(62,118)	(3,638,710)	(1,442,086)

Net Income (loss) for the year before Other	(10,008)	(2,856,288)	1,013,845
Income
Other Income
Interest income	57,624	29,518	94,954
Net income (loss) for the year	47,616	(2,826,770)	1,108,799
Deficit, beginning of year	(11,374,077)	(8,547,307)	(9,656,106)

Deficit, end of year	(11,326,461)	(11,374,077)	(8,547,307)

Basic earnings (loss) per share (Note 9)	0.01	(0.41)	0.17

Diluted earnings (loss) per share (Note 9)	0.01	(0.41)	0.17

See accompanying notes to the consolidated financial statements

AUSTRAL PACIFIC ENERGY LTD. (formerly Indo-Pacific Energy Ltd.) Consolidated Statements of Changes in Stockholders’ Equity (Expressed in United States Dollars)

					Total
	Common Stock		Contributed	Accumulated	Stockholders’
	Shares	Amount $	Surplus	Deficit	Equity

Balance at January 1, 2001	6,489,324	19,478,365	-	(9,656,106)	9,822,259

Net income for the year	-	-	-	1,108,799	1,108,799

Balance at December 31, 2001	6,489,324	19,478,365	-	(8,547,307)	10,931,058

Issuance of common shares for cash (Note 8(a))	1,250,000	1,000,000	-	-	1,000,000
Stock Option Compensation (Note 8(b))	-	-	274,080	-	274,080
Net loss for the year	-	-	-	(2,826,770)	(2,826,770)

Balance at December 31, 2002	7,739,324	20,478,365	274,080	(11,374,077)	9,378,368

Stock Option Compensation (Note 8(b))	-	-	143,312	-	143,312
Net income for the year	-	-	-	47,616	47,616

Balance at December 31, 2003	7,739,324	20,478,365	417,392	(11,326,461)	9,569,296

See accompanying notes to the consolidated financial statements

AUSTRAL PACIFIC ENERGY LTD. (formerly Indo-Pacific Energy Ltd.) Consolidated Statements of Cash Flows (Expressed in United States Dollars)
For the years ended December 31	2003	2002	2001
	$	$	$

Operating Activities
Net income (loss) for the year	47,616	(2,826,770)	1,108,799
Adjustments to reconcile net income (loss) to
cash applied to operating activities:
Depletion	25,930	106,491	266,329
Write-off of oil and gas properties	908,433	2,783,734	706,462
Amortization	18,160	53,007	67,342
Stock option compensation	143,312	274,080	-
Gain on license sales	(3,896,306)	(53,457)	-
Foreign exchange loss (gain)	(673,909)	(151,049)	8,128

(Increase) decrease in assets
Accounts receivable	(162,637)	(394,587)	(95,471)
Prepaid expenses and deposits	(123,882)	(48,588)	(62,796)
Inventory	5,423	(5,423)	-
Increase (decrease) in liabilities
Accounts payable and accrued liabilities	(28,766)	(576,543)	283,909
Prepaid gas revenue	1,258,033	-	-

	(2,478,593)	(839,105)	2,282,702
Financing Activities
Share issue	-	1,000,000	-
Issuance of special class shares	943,525
Deferred offering costs	(408,083)	-	-

	535,442	1,000,000	-
Investing Activities
Due from related parties	52,065	(23,670)	51,443
Proceeds from Sale of Licenses	5,000,000	198,299	-
Purchase of property and equipment	(20,028)	(11,259)	(12,710)
Oil and gas properties	(2,147,426)	(2,313,445)	(1,927,199)
	2,884,611	(2,150,075)	(1,888,466)

Net increase (decrease) in cash during the year	941,460	(1,989,180)	394,236
Cash and cash equivalents, beginning of year	1,292,827	3,282,007	2,887,771
Cash and cash equivalents, end of year	2,234,287	1,292,827	3,282,007

Supplemental Disclosure of Non-cash Financing and Investing Activities

Interest and taxes paid	-	-	-

The following transactions which did not result in
Cash Flows have been excluded from financing activities
Stock option compensation (Note 8(b))	143,312	274,080	-

See accompanying notes to the consolidated financial statements

AUSTRAL PACIFIC ENERGY LTD. (formerly Indo-Pacific Energy Ltd.) Schedule of General and Administrative Expenses (Expressed in United States Dollars)

For the years ended December 31	2003	2002	2001
	$	$	$

Audit	88,912	72,313	38,340
Accounting	39,258	49,963	62,602
Consulting fees	75,479	114,542	95,887
Corporate relations and development	114,531	112,056	91,672
Listing Expenditure – Non-capitalized	344,332	-	-
Amortization	18,160	53,007	67,342
Directors fees	20,986	12,001	-
Filing and transfer agency fees	5,979	9,431	3,786
Foreign exchange loss (gain)	(673,909)	(151,049)	8,128
Legal	96,068	55,397	214,604
Office and miscellaneous	320,447	262,862	117,581
Printing	49,180	38,835	24,226
Rent (Note 6)	32,741	24,245	35,307
Telephone	25,562	20,050	25,764
Travel and accommodation	31,563	41,871	46,516
Wages and benefits	544,366	322,283	275,692

	1,133,655	1,037,807	1,107,447

Less: Recovery of general and administrative	(477,439)	(403,454)	(371,823)
expenses from joint ventures

General and administrative expenses	656,216	634,353	735,624

See accompanying notes to the consolidated financial statements

AUSTRAL PACIFIC ENERGY LTD. (formerly Indo-Pacific Energy Ltd.) Notes to the Consolidated Financial Statements (Expressed in United States Dollars)
December 31, 2003, 2002 and 2001

NOTE 1 - NATURE OF OPERATIONS AND ABILITY TO CONTINUE AS A GOING CONCERN

The Company was incorporated under the Company Act (British Columbia) and continued its jurisdiction of incorporation to the Yukon Territory under the Business Corporations Act (Yukon). On December 31, 2003 the Company changed its name from Indo-Pacific Energy Ltd. to Austral Pacific Energy Ltd.

The accompanying financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company has incurred losses to date of $11,326,461 which includes net income for the current year of $47,616.

The Company’s cash balances and working capital are not sufficient to fund all of its obligations with respect to its ongoing work program requirements related to the exploration permits (Note 7). The continued operation of the Company and recoverability of amounts relating to oil and gas properties is dependant upon the existence of economically viable reserves, farming out oil and gas interests to other participants and obtaining additional equity financing.

The Company is primarily engaged in the acquisition, exploration and development of oil and gas properties in New Zealand, Papua New Guinea and Australia. With the exception of PEP 38736, the Company has yet to determine whether its properties contain oil and gas reserves that are economically recoverable. The recoverability of the amounts capitalized for oil and gas properties is dependent upon the completion of exploration work, the discovery of oil and gas reserves in commercial quantities and the subsequent development of such reserves.

On January 5, 2004 the Company successfully raised on the New Zealand Stock Exchange $5.2 million through the issuance of 4 million common shares (Note 13a). In addition the Company issued on January 5, 2004, two convertible notes for $250,000 each (Note 13b). This has significantly increased the Company’s cash balances to help fund its future commitments.

The Company and its joint venture participants in PEP 38736 agreed in January 2004 on the sale of gas from the Kahili gas-condensate field to NGC New Zealand Limited (Notes 12 and 13). It is the joint venture’s intention that production will commence mid-2004.

Since balance date the Company has increased its cash reserves by approximately $5.7 million through the fund raising mentioned above. The Company will continue to seek additional funds as it sees necessary to support its ongoing operations and commitments. However the Company does recognize that there is no assurance in terms of the generation of funds, resulting from the existence of economically viable reserves, farming out oil and gas interests to other participants and obtaining additional equity financing, to meet its current ongoing commitments. The inability to obtain one or other of the aforementioned would have an adverse material effect on the Company’s business which raises substantial doubt about the validity of the going concern assumption.

The Company has made significant steps in 2004 to ensure sufficient funds are readily available to the Company to help meet its obligations.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)

Accounting Principles and Use of Estimates

These financial statements are prepared in conformity with Canadian generally accepted accounting principles, which requires management to make informed judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets, commitments and contingent liabilities at the date of the financial statements and the reported amounts of the revenues and expenses for the year reported. Specifically estimates were utilized in calculating depletion, amortization and impairment write-downs. Actual results could differ from these estimates and the differences could be material.

AUSTRAL PACIFIC ENERGY LTD. (formerly Indo-Pacific Energy Ltd.) Notes to the Consolidated Financial Statements (Expressed in United States Dollars)
December 31, 2003, 2002 and 2001

Material differences between Canadian, New Zealand and United States generally accepted accounting principles which affect the Company are referred to in Notes 16 and 17.

b)

Basis of Consolidation

These consolidated financial statements include the accounts of Austral Pacific Energy Ltd. and its wholly-owned subsidiaries: Indo-Pacific Energy Australia Pty Limited, Odyssey International Pty Limited, Indo-Pacific Energy (PNG) Limited, Source Rock Holdings Limited, Austral Pacific Energy (NZ) Limited (formerly Indo-Pacific Energy (NZ) Limited), Ngatoro Energy Limited, Rata Energy Limited (formerly PEP 38716 Limited), Millennium Oil & Gas Limited, Totara Energy Limited (formerly Bligh Oil & Minerals (NZ) Limited), Trans-Orient Petroleum (Aust) Pty Limited, ZOCA 96-16 Pty Limited and Trans-Orient Petroleum (PNG) Limited. The financial statements of subsidiaries are included in the consolidated financial statements using the purchase method. All significant inter-company balances and transactions have been eliminated upon consolidation.

c)

Joint Operations

The Company's exploration and development activities are conducted through its wholly-owned subsidiaries, jointly with other companies, and accordingly these financial statements reflect only the Company's proportionate interest in these activities, and refer to the Company as owning such interests. Substantially all the activities of the Company are carried out through joint ventures.

d)

Translation of Foreign Currencies

The parent company’s and the consolidated entity’s functional currency is the United States dollar.

The Company's foreign operations through its subsidiaries are of an integrated nature and accordingly, the temporal method of foreign currency translation is used for conversion into United States dollars. Monetary assets and liabilities are translated into United States dollars at the rates prevailing on the balance sheet date. Other assets and liabilities are translated into United States dollars at the rates prevailing on the transaction dates. Revenues and expenses arising from foreign currency transactions are translated into United States dollars at the average rate for the year. Exchange gains and losses are recorded as income or expense in the year in which they occur.

e)

Financial Instruments

Cash and cash equivalents, accounts receivable, due from related parties, accounts payable and accrued liabilities are carried at cost which approximates fair value due to the short-term maturity of these instruments. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

f)	Cash and Cash Equivalents Cash and cash equivalents include government treasury bills and bankers' acceptances with original maturities of three months or less, together with accrued interest.

g)

Property and Equipment

Property and equipment consist of furniture and office equipment, which are recorded at cost and amortized over their estimated useful lives on a declining-balance basis at annual rates of 10% to 33 1/3%.

h)

Oil and Gas Properties

The Company follows the full cost method of accounting for oil and gas operations whereby all costs associated with the acquisition, exploration and development of oil and gas reserves are capitalized in

AUSTRAL PACIFIC ENERGY LTD. (formerly Indo-Pacific Energy Ltd.) Notes to the Consolidated Financial Statements (Expressed in United States Dollars)
December 31, 2003, 2002 and 2001

cost centers on a country-by-country basis. Such costs include property acquisition costs, geological and geophysical studies, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells, and overhead expenses directly related to these activities.

Depletion is calculated for producing properties by using the unit-of-production method based on proved reserves, before royalties, as determined by management of the Company or independent consultants. Sales or dispositions of oil and gas properties are credited to the respective cost centers and a gain or loss is recognized when all properties in a cost center have been disposed of, unless such sale or disposition significantly alters the relationship between capitalized costs and proved reserves of oil and gas attributable to the cost center. Costs of abandoned oil and gas properties are accounted for as adjustments of capitalized costs and written off to expense.

A ceiling test is applied to each cost center by comparing the net capitalized costs to the present value of the estimated future net revenues from production of proved reserves, net of the effects of future costs to develop and produce the proved reserves, plus the costs of unproved properties net of impairment. Any excess capitalized costs are written off to expense. The calculation of future net revenues is based upon prices, costs and regulations in effect at balance date.

The Company has included the asset retirement obligations in the capitalized cost of the full cost pool and included the related liability as a reduction of the carrying amount of the capitalized costs. The Company has also included in the calculation of the full-cost ceiling limitation the cash outflows that are needed to settle the recorded asset retirement obligations.

Unproved properties are assessed for impairment on an annual basis by applying factors that rely on historical experience. In general, the Company may write-off an unproved property under one or more of the following conditions:

	(i)	there are no firm plans for further drilling on the unproved property;

	(ii)	negative results were obtained from studies of the unproved property;

	(iii)	negative results were obtained from studies conducted in the vicinity of the unproved property; or

	(iv)	the remaining term of the unproved property does not allow sufficient time for further studies or drilling.

i)

Income Taxes

The Company accounts for income taxes under the liability method. This requires the recognition of future tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company’s financial statements or tax returns using enacted tax rates in effect in the years in which the differences are expected to reverse.

j)	Inventory Inventories of crude oil are valued at the lower of cost and net realizable value.

k)

Oil and Gas Revenue Recognition

Sales of oil and gas are recognized in the period in which the product is delivered to the customer. Proceeds received under the gas prepayment agreement (Note 12) are recorded as a liability until the period in which gas is sold and delivered to NGC New Zealand Limited (NGC).

l)

Net Loss per Common Share

Loss per share is calculated based on the weighted average number of common shares issued and outstanding during the year. The effect of potential issuances of 1,345,000 (December 31, 2002: 1,805,000) shares under options and 2,086,845 (December 31, 2002: 2,286,845) common share warrants would be antidilutive and therefore basic and diluted income (losses) per share are the same.

AUSTRAL PACIFIC ENERGY LTD. (formerly Indo-Pacific Energy Ltd.) Notes to the Consolidated Financial Statements (Expressed in United States Dollars)
December 31, 2003, 2002 and 2001

m)

Stock Based Compensation

The Company has recognized stock based compensation expense based on the following:

All stock option based awards granted on or after January 1, 2002 are measured and recognized in these consolidated financial statements using a fair value based method. Fair value is based using the Black-Scholes option-pricing model and the compensation cost is amortized over the vesting period. Compensation associated with unvested options is remeasured on each balance sheet date using the Black Scholes option pricing model.

The Company measures compensation expense for the options where there has been a substantive change or modification to such options on each balance sheet date.

For further details refer to Note 8.

n)	Comparative Figures Certain comparative figures have been reclassified to conform to the current year’s presentation.

o)

Changes in Accounting Policy

During 2003, the Company early adopted on a retroactive basis the Canadian Institiute of Chartered Accountant Handbook Section 3110, Asset Retirement Obligations (“Section 3110”). Section 3110 requires the recognition of a liability for an asset retirement obligation in the period in which it is incurred and/or when a reasonable estimate of fair value can be made. The adoption of Section 3110 resulted in $155,927 in asset retirement obligations being accrued in 2003 and had no impact on the comparative figures.

There have been no other changes in accounting policies applied during the year ended December 31, 2003.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment are comprised as follows:

	2003	2002
	$	$

Furniture and office equipment	349,314	329,286

Accumulated amortization	(318,991)	(300,831)

	30,323	28,455

AUSTRAL PACIFIC ENERGY LTD. (formerly Indo-Pacific Energy Ltd.) Notes to the Consolidated Financial Statements (Expressed in United States Dollars)
December 31, 2003, 2002 and 2001

NOTE 4 - OIL AND GAS PROPERTIES

Oil and gas properties are comprised as follows:

	Percentage	Net Book	Additions	Depletion/	Net Book
	Interest	Value at	(Recoveries)	Write Downs	Value at
	December 31,	December 31,	During the	During the	December 31,
	2003	2002	Year	Year	2003
Proved:
New Zealand
PMP 38148 – Ngatoro Oil Field[5]	0.00%	299,609	(273,679)	(25,930)	-
PMP 38148 – Goldie Oil Field[5]	0.00%	502,561	(502,561)	-	-
PEP 38736 – Kahili Gas Field[2]	45.00%	-	2,721,572	-	2,721,572

Total Proved		802,170	1,945,332	(25,930)	2,721,572
Unproved:
New Zealand
PEP 38256 – Exploration	30.00%	113,894	32,198	-	146,092
PEP 38258 – Exploration	75.00%	-	25,668	-	25,668
PEP 38330 – Exploration	34.28%	178,797	16,508	-	195,305
PEP 38335 – Exploration[1]	0.00%	-	1,380	(1,380)	-
PEP 38716 – Exploration	42.40%	83,038	247,518	-	330,556
PEP 38718 – Exploration	10.00%	-	618,123	(472,980)	145,143
PEP 38723 – Exploration [1]	0.00%	-	14,151	(14,151)	-
PEP 38736 – Exploration [2]	45.00%	2,399,695	(2,399,695)	-	-
PEP 38738 – Exploration	33.50%	601	433,078	-	433,679
PEP 38480 – Exploration	75.00%	-	87,388	-	87,388
PEP 38741 – Exploration	30.00%	930,343	(10,474)	-	919,869
PEP 38746 – Exploration	25.00%	-	226,772	(201,246)	25,526
PEP 38748 – Exploration	25.00%	-	105,499	-	105,499
PEP 38753 – Exploration	30.00%	-	246,771	(218,676)	28,095
PPP 38761 – Exploration	27.50%	-	31,219	-	31,219
New licences/ventures		56,286	(51,991)	-	4,295
Australia
AC/P 19 – Exploration[6]	100.00%	703,347	42,325	-	745,672
AC/P 31 – Exploration[6]	100.00%	22,865	7,308	-	30,173
AC/P 26 – Exploration	50.00%	196,523	5,645	-	202,168
Papua New Guinea

PPL 192 – Exploration [3]	0.00%	884,042	(884,042)	-	-
PPL 215 – Exploration[3]	0.00%	420,408	(420,408)	-	-
PPL 235 – Exploration[3]	100.00%	-	1,379,192	-	1,379,192
PPL 228 – Exploration[4]	10.00%	-	7,018	-	7,018
PRL 4 – Stanley Retention	7.50%	77,973	5,665	-	83,638
PRL 5 – Elevala Retention	7.50%	653,186	5,495	-	658,681

Total Unproved		6,720,998	(227,689)	(908,433)	5,584,876

Total Proved & Unproved		7,523,168	1,717,643	(934,363)	8,306,448

AUSTRAL PACIFIC ENERGY LTD. (formerly Indo-Pacific Energy Ltd.) Notes to the Consolidated Financial Statements (Expressed in United States Dollars)
December 31, 2003, 2002 and 2001

1.	PEP 38335 and PEP 38723 were relinquished in 2003.
2.	PEP 38736 was transferred to proven gas properties in 2003 following proven reserves on discovery of the Kahili gas-condensate field. This property is considered to be in the pre-production stage.
3.
PPL 235 was awarded in August 2003, which replaces PPL 192 and PPL 215 (relinquished in August 2003). Expenditure for PPL 192 and 215 has been allocated to PPL 235 as this permit replaces the area within the relinquished permits.

4.	PPL 228 will be surrendered upon acceptance of a top file application for a further permit over a similar area.
5.
On September 26, 2003 the Company sold its interest and entitlement to petroleum in PMP 38148 and recognized a gain on licence sales of $3,896,306 on the Consolidated Accounts. Effective date of this sale was July 1, 2003.

6.
The Company has applied for extension on AC/P 19 and AC/P 31 work programme that were due to be completed by December 29, 2003. Should an extension not be granted, these permits will be surrendered and the related costs written off

NEW ZEALAND

Unless otherwise indicated, petroleum exploration permits granted in New Zealand provide for the exclusive right to explore for petroleum for an initial term of five years, renewable for a further five years over one-half of the original area. Permit holders can apply for extensions or reductions of the committed work programs for the permits under certain circumstances. Any production permits granted will be for a term of up to 40 years from the date of issue. The New Zealand government has reserved a royalty of the greater of 5% of net sales revenue or 20% of accounting profits from the sale of petroleum products.

AUSTRALIA

Unless otherwise indicated, exploration permits for Petroleum (offshore Australia) granted in Australia provide for the exclusive right to explore for petroleum for an initial term of six years, renewable for an unlimited number of five-year terms over one-half of the remaining area at each renewal. Permit holders can apply for extensions or reductions of the committed work programs for the permits under certain circumstances. Any production permits granted will be for a term of 21 years from the date of issue, renewable for a further 21 years. In addition to general Australian taxation provisions, most offshore permits, including all of the Company's Australian permits, are subject to Petroleum Resource Rent Taxation at the rate of 40% on a project's net income after deduction of allowable project and exploration expenditures, with project expenditures compounded forward at the Long-Term Bond Rate ("LTBR") plus 1.05%.

PAPUA NEW GUINEA

Petroleum prospecting licences granted in Papua New Guinea provide for the exclusive right to explore for petroleum for an initial term of six years, renewable for a further five years over one-half of the original area, and the right to enter into a Petroleum Development Agreement upon a discovery. The Petroleum Development Agreement provides the right to produce any oil and gas discovered for a period of up to 25 years and may be extended for a further period of up to 20 years from discovery, subject to a maximum 22.5% participating interest that can be acquired by the Government of Papua New Guinea which includes a 2% participating interest that can be acquired by project landowners and affected local level government. The participants can apply for extensions or reductions of the committed work programs for the licences under certain circumstances (by way of an Application for Variation of the Work Program).

NOTE 5 – ACCOUNTS RECEIVABLE

	2003	2002
	$	$
Trade receivables	101,007	28,222
Joint venture receivables	771,525	681,673
	872,532	709,895

AUSTRAL PACIFIC ENERGY LTD. (formerly Indo-Pacific Energy Ltd.) Notes to the Consolidated Financial Statements (Expressed in United States Dollars)
December 31, 2003, 2002 and 2001

NOTE 6 - RELATED PARTY TRANSACTIONS

a)

Due from Related Parties

At December 31, 2003, the Company is owed $Nil (December 31, 2002: $52,065) by certain public companies with directors, officers and/or principal shareholders in common with the Company. This amount was unsecured, non-interest bearing and had no fixed terms of repayment.

b)	Oil and Gas Properties A participant in certain oil and gas properties, has directors, officers and/or principal shareholders in common with the Company.

c)

Other

During 2003, the Company incurred $197,165 (2002: $152,177; 2001: $111,942) in remuneration to the President of the Company and $32,741 (2002: $24,245; 2001: $21,581) in rent to a trust in which the President of the Company is a trustee. Also during 2003, $111,634 (2002: $104,179; 2001: $60,835) was paid to the President of the Company’s spouse, in her role as Commercial Manager.

All other directors received a total remuneration of $20,986 during 2003. (2002: $12,001; 2001: $Nil)

During 2003 the Company paid a law firm in which a Director is a partner, $95,980 (2002: $16,490; 2001: $13,890) for legal services.

The Company also paid a company that employs a Director, $9,454 (2002: $Nil; 2001: $Nil) for financial services.

The above-noted transactions were in the normal course of operations and were measured at the exchange amount, which is the consideration established and agreed to by the related parties.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

a)

Work Commitments

The Company participates in oil and gas exploration and development operations jointly with independent third and related parties and is contractually committed under agreements to complete certain exploration programs. The Company’s management estimates that the total commitments under various agreements for the 2004 fiscal year is approximately $7,518,900. The Company is seeking to significantly reduce this commitment by farm out and extension of AC/P19 commitment of $5,996,000. Should the company be unsuccessful in achieving a satisfactory farm out arrangement or extension, the permit then will be relinquished.

The Company’s commitments under licence obligations are summarized as follows:

Period:	Commitment
Within 1 year	7,518,900
More than 1 year and within 2 years	10,034,617
More than 2 years and within 3 years	-
More than 3 years and within 4 years	-
More than 4 years	-
$17,553,517

AUSTRAL PACIFIC ENERGY LTD. (formerly Indo-Pacific Energy Ltd.) Notes to the Consolidated Financial Statements (Expressed in United States Dollars)
December 31, 2003, 2002 and 2001

Subsequent to balance sheet date, the Company has been awarded a participating interest in three new petroleum exploration permits in the onshore Taranaki area. Work commitment obligations for these new permits have been included in the above amounts.

This is the Company’s share of commitments as recorded on various licence documents, but the Company intends to “Farm-Out” major expenditures and will either Farm-out interests in those licences, renegotiate terms of the licence or relinquish its interest, so that its share of expenditures required to be funded will not necessarily be the full amount of the commitment listed above. Alternatively, the Company may seek further investor funds to meet the commitments listed.

b)

Political Risks

Papua New Guinea is subject to political uncertainty and instability and the Company faces a number of risks and uncertainties, which may adversely impact on its ability to pursue its exploration and development activities in this area.

c)

Environmental Laws and Regulations

The Company is not aware of any events of noncompliance in its operations with any environmental laws or regulations or of any potentially material contingencies related to environmental issues. However, the Company cannot predict whether any new or amended environmental laws or regulations introduced in the future will have a material adverse effect on the future business of the Company.

d)	Legal Settlement On October 3, 2003 the Company paid Greymouth Petroleum Holdings Limited $2 million which released both parties from any claims and liabilities against each other.

NOTE 8 - COMMON STOCK

a)	Authorized and Issued Share Capital The authorized share capital of the Company is an unlimited number of shares of common stock without par value.

Issued and fully paid:	Number	Amount
	Of Shares	$
Balance at December 31, 2000 and 2001	6,489,324	19,478,365

Issued during 2002	1,250,000	1,000,000

Balance at December 31, 2002 and 2003	7,739,324	20,478,365

On September 12, 2002, 1,250,000 units at $0.80 per unit were issued for total proceeds of $1 million, under a private financing arrangement with a group of investors led by a shareholder of the Company and the controlling shareholder of Trans-Orient Petroleum Ltd. Each unit was comprised of a common share and a two-year share purchase warrant exercisable at $0.90 in the first year and $1.15 in the second year. Each warrant entitles the holder to purchase one common share of the Company. The securities had a one-year hold period and there were no brokerage fees payable in connection with the financing.

AUSTRAL PACIFIC ENERGY LTD. (formerly Indo-Pacific Energy Ltd.) Notes to the Consolidated Financial Statements (Expressed in United States Dollars)
December 31, 2003, 2002 and 2001

b)

Incentive Stock Options

The Company may grant incentive stock options to its officers, directors, employees and consultants, for the purchase of shares in the Company. Stock options are in consideration for services and are non-transferable. The Board of Directors of the Company determines the exercise price. Options have a maximum term of five years and terminate 45 days after the termination of employment or other contracting arrangement of the option holder. Vesting of options may be made at the time of granting of the options or over a period of up to 18 months as set out in each option agreement. Once approved and vested, options are exercisable at any time until expiry or termination as above.

The following stock options were outstanding at December 31, 2003:

Number	Type of Option	Date Fully	Number Vested	Exercise	Expiry
of Shares		Vested	December 31,	Price per	Date
			2003	Share

300,000	Performance	-	-	$1.00	October 15, 2007
	shares
150,000	Vesting	April 15, 2004	112,500	$1.00	July 6, 2005
200,000	Non Vesting	-	200,000	$1.00	July 6, 2005
400,000	Vesting	April 15, 2004	387,500	$1.00	July 6, 2005
60,000	Vesting	April 15, 2004	50,300	$1.25	July 6, 2005
50,000	Vesting	October 15, 2003	50,000	$1.25	July 6, 2005
40,000	Vesting	April 15, 2004	30,000	$1.25	October 15, 2007
95,000	Vesting	April 15, 2004	83,000	$1.25	March 26, 2006
50,000	Vesting	April 15, 2005	12,500	$1.25	October 15, 2008
1,345,000			925,800

The weighted average exercise price for options outstanding at December 31, 2003 is $1.05 (December 31, 2002: $1.08). No options were exercised during 2003, 2002 or 2001.

The weighted average exercise price for options fully vested at December 31, 2003 is $1.06 (December 31, 2002: $1.09).

AUSTRAL PACIFIC ENERGY LTD. (formerly Indo-Pacific Energy Ltd.) Notes to the Consolidated Financial Statements (Expressed in United States Dollars)
December 31, 2003, 2002 and 2001

A summary of stock option activities for the years presented is as follows:

Description	Number	Exercise Price
Of Activity	Of Shares	per Share

Outstanding at January 1, 2000	1,133,600	$2.50 - 3.00	*
Granted in 2001: vesting	71,200	$2.50	*
Cancelled in 2001: vesting	(36,800)	$2.50	*

Outstanding at December 31, 2001	1,168,000	$1.25	*

Granted in 2002: vesting	100,000	$0.90
Granted in 2002: vesting	526,000	$1.00
Granted in 2002: vesting	267,000	$1.25
Cancelled in 2002: non-vesting	(200,000)	$1.25
Cancelled in 2002: vesting (forfeited)	(56,000)	$1.25
Outstanding at December 31, 2002	1,805,000	$0.90 - 1.25

Cancelled in 2003: vesting (forfeited)	(410,000)	1.25
Cancelled in 2003: vesting (forfeited)	(100,000)	0.90
Granted in 2003: vesting	50,000	1.25
Outstanding at December 31, 2003	1,345,000	$1.00 – 1.25

* On November 29, 2001, the Company amended previously granted stock options to purchase 40,000 shares exercisable at a price of $2.50 per share, from vesting to non-vesting options exercisable immediately and amended all stock options to have an exercise price of $1.25 per share.

The stock option compensation cost recognized as an expense for 2003 was $143,312 (2002: $274,080 and 2001: Nil). This cost is based on the estimated fair value of all options that were issued during 2003 and 2002, using the Black-Scholes option-pricing model, amortized over the vesting period using the following weighted-average assumptions:

	2003	2002
Expected dividend yield	0.00%	0.00%
Expected price volatility	55.76%	96.00%
Risk-free interest rate	3.20%	3.55%
Expected life of option	2 Years	1.8 to 2 years

The weighted average fair value of the options granted in 2003 and 2002 are $0.31 and $0.34.

c)	Share Purchase Warrants The following share purchase warrants to purchase shares of the Company are outstanding at December 31, 2003:

AUSTRAL PACIFIC ENERGY LTD. (formerly Indo-Pacific Energy Ltd.) Notes to the Consolidated Financial Statements (Expressed in United States Dollars)
December 31, 2003, 2002 and 2001

Number	Price	Expiry
Of Shares	per Share	Date
Warrants:
1,250,000	$1.15	Sept 12, 2004
Series A Warrants
836,845	$1.50	January 5, 2005

2,086,845

A summary of share purchase warrant activities for the years presented is as follows:

Description	Number	Exercise Price
Of Activity	of Shares	per Share

Outstanding at December 31, 2000 and 2001	1,226,845	$2.00 – 3.75

Granted in 2002	1,250,000	$0.90	(1)
Cancelled in 2002	(190,000)	$2.00

Outstanding at December 31, 2002	2,286,845	$0.90 - 2.00

Cancelled in 2003	(200,000)	2.00

Outstanding at December 31, 2003(1)	2,086,845	$1.15 – 1.50	(2)

(1)	In accordance with the original term, the exercise price per share of the Warrants issued on Sept 12, 2002 increased from $0.90 to $1.15 for the year from September 13, 2003 to September 12, 2004.

(2)
In January 2002 and then in December 2003, the terms of the series “A” were amended to extend the expiry date to January 5, 2005 and to increase the exercise price per warrant to $1.50. Also, the Series “A” warrant holder’s right to receive one Series “B” warrants for each Series A warrant exercised in the event of a commercial discovery was cancelled in December 2003.

NOTE 9 – EARNINGS (LOSS) PER SHARE

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings (loss) per share calculations for the period ending:

AUSTRAL PACIFIC ENERGY LTD. (formerly Indo-Pacific Energy Ltd.) Notes to the Consolidated Financial Statements (Expressed in United States Dollars)
December 31, 2003, 2002 and 2001

	For the years ended December 31
	2003	2002	2001

Numerator, net income (loss) for the year	$47,616	$(2,826,770)	$1,108,799

Denominator:
Weighted-average number of shares – basic	7,739,324	6,869,461	6,489,324

Basic earnings (loss) per share	$0.01	$(0.41)	$0.17

Denominator:
Weighted-average number of shares – diluted	7,739,324	6,869,461	6,680,384

Diluted earnings (loss) per share	$0.01	$(0.41)	$0.17

Due to net losses incurred during 2002 and the average stock price for 2003 being below the strike price, stock options and share purchase warrants outstanding were not included in the computation of diluted loss per share as the inclusion of such securities would be antidilutive in those years.

NOTE 10 – ISSUE OF SPECIAL CLASS SHARES OF SUBSIDIARY

On June 18, 2003, a private placement in one of the Company’s New Zealand subsidiaries, Austral Pacific Energy (NZ) Limited (“APENZ”), was made to certain private investors for the issue of 1,500,000 Special Class shares in that company, for a total of NZ$1,500,000 (approx. $943,525). Such shares confer no voting rights, but do confer the right to convert such shares to common shares units of APENZ in the event of a listing of and issue of other common shares in APENZ on the New Zealand Stock Exchange. Each unit consists of one common share and one half warrant with the same terms as the warrants included in the public offering. Subsequently, the company decided not to proceed with the listing of APENZ. In the event that the listing did not proceed, the subscription agreement requires the Company to offer to exchange such Special Class shares for common shares in the Company at the higher of 80% of prevailing market and $0.75 per common share of the Company. If the Special Class shareholders reject the Company’s share exchange offer, they are entitled to receive redemption dividends calculated based on and paid out of 20% of APENZ’s production income.

On November 12, 2003, each Special Class shareholder signed a conditional share exchange agreement which agreed to transfer to the Company all of the Special Class shares in exchange for the issuance of common shares by the Company. These Special Class shares where exchanged for common shares on January 5, 2004, upon the listing of the Company on the TSX Venture Exchange (TSX-V, part of the Toronto-based TSX Group) and the New Zealand Stock Exchange (NZSX), at one common share for every 1.35 Special Class share resulting in the issuing of 1,111,123 common shares. Also, 555,569 warrants were attached to these shares exercisable at a price of NZ$1.85 any time before January 5, 2005 (See Note 13).

The Special Class shares have been classified as a liability rather than equity on the basis that they confer no voting rights and are repayable via the various options noted above.

As at December 31, 2003 the carrying cost and estimated fair value of the Special Class shares were the same.

AUSTRAL PACIFIC ENERGY LTD. (formerly Indo-Pacific Energy Ltd.) Notes to the Consolidated Financial Statements (Expressed in United States Dollars)
December 31, 2003, 2002 and 2001

NOTE 11 - INCOME TAXES

No income taxes are currently payable by the Company in any of the jurisdictions in which it operates. A reconciliation between the tax cost, using the Canadian statutory income tax rate of 37.12% (39.12% for the fiscal 2002 year and 44.12% for the fiscal 2001 year), and the provision for income taxes is as follows:

For the year ended,	2003	2002	2001

Net income(loss) for the year before tax	47,616	(2,826,770)	1,108,799

Provision for (benefit of) tax at Canadian Statutory rate (37.12%)	17,675	(1,105,832)	489,202
Effect of varying tax rates in other jurisdictions	(22,955)	118,638	(97,059)
Permanent differences	1,065,598	152,940	40,904
Benefit of prior year losses realized	(322,940)	-	(573,971)
Increase (decrease) in valuation allowance	(737,378)	834,254	140,924

Income Tax Provision	-	-

In Canada the Company has non-capital losses of approximately Cdn$2.07 million (December 31, 2002 - Cdn$2.02 million and December 31, 2001 - Cdn$1.87 million) available for future deduction from taxable income derived in Canada, which expire as follows:

Canadian $
2004	-
2005	153,875
2006	131,714
2007	286,535
2008	382,213
2009	405,459
2010	709,198

2,068,994

In addition, in Canada, at December 31, 2003, the Company has approximately Cdn$1.63 million (December 31, 2002 - Cdn$1.63 million and December 31, 2001 – Cdn$1.63 million) of resource and other unused tax pools to offset future taxable income derived in Canada. The Company also has losses and deductions of approximately NZ$14.87 million (December 31, 2002: NZ$17.45 million and December 31, 2001: NZ$18.22 million) available to offset future taxable income derived in New Zealand, Australia and Papua New Guinea. Tax losses reported at December 31, 2002 of NZ$25.94m have been revised down to NZ$17.45m. The below valuation allowance has also been amended to reflect this revision.

Significant components of the Company’s future income tax assets are comprised of the following at December 31, 2003 calculated at 37.12% (December 31, 2002 39.12% and December 31, 2001 44.12%):

	2003	2002	2001

Resource and other unused tax pools	467,369	404,372	456,056
Net operating loss carry-forwards	3,807,938	3,525,683	4,745,112

	4,275,307	3,930,055	5,201,168
Valuation allowance	(4,275,307)	(3,930,055)	(5,201,168)

	-	-	-

AUSTRAL PACIFIC ENERGY LTD. (formerly Indo-Pacific Energy Ltd.) Notes to the Consolidated Financial Statements (Expressed in United States Dollars)
December 31, 2003, 2002 and 2001

A valuation allowance has been established, and accordingly, no benefit has been recognized for the Company’s net operating losses and deferred tax assets. The Company believes that, based on a number of factors, the available objective evidence creates sufficient uncertainty regarding the realizability of the future tax assets such that a full valuation allowance has been recorded. These factors include the Company’s recent history of net losses and the expected near-term future losses. The Company will continue to assess the realizability of the future tax assets based on actual and forecasted operating results.

The increase in the 2003 valuation allowance of $345,252 is attributed to the following:

– current year provision	(737,378)
– timing differences not booked	1,621,613
– change in tax rate	(27,196)
– tax losses forfeited	(511,787)
345,252

NOTE 12 – PREPAID GAS AGREEMENT

On April 2, 2003, the Company entered into a gas prepayment agreement with a New Zealand company, NGC New Zealand Limited (NGC), whereby NGC provided approximately $1,258,033 to be drawn down towards the Company’s ongoing exploration programs. This money was received on April 3, 2003 and will be applied against the first approximately $1,258,033 of gas supplied by the Company to NGC, under contracts to be negotiated at then prevailing market rates, including under the contract subsequently agreed upon in January, 2004 (Note 13(c)). The Company will negotiate in the first instance with NGC, and if no contract is entered into within a certain time period after notification, the Company is free to seek other markets for the gas. If the amount is not discharged through gas sales to NGC over a ten year period, it must either be repaid by the Company or may be converted into share equity in one of the Company’s New Zealand subsidiaries, Austral Pacific Energy (NZ) Limited. The prepayment is secured under a registered charge over Millennium Oil and Gas Ltd’s (a wholly-owned subsidiary of the Company) 25% interest in the Kahili joint venture PEP 38736.

As at December 31, 2003, the Company had sold no gas to NGC. As at December 31, 2003, the carrying cost and estimated fair value of the prepaid gas was the same.

NOTE 13 - SUBSEQUENT EVENTS

a)

Issue of Securities and Listing on TSX-V and NZSX

On January 2, 2004 the Company successfully listed on the TSX-V.

In conjunction with the TSX-V listing, the Company listed on the NZSX, raising approximately $5.2 million on January 5, 2004 through the issuance of 4 million common shares. For every two shares issued, one warrant was issued and is exercisable at any time before January 5, 2005, at a price of approximately $1.37 (NZ$2.10).

The proforma basic and diluted income per share for the year ended December 31 2003, assuming these shares were issued on January 5, 2004 would be $0.01. Share issue costs in relation to the NZSX fundraising incurred prior to December 31, 2003 have been treated as deferred offering costs. Such costs will be presented as a reduction of equity in the period proceeds are received and the shares are issued.

b)

Convertible Loan

On January 5, 2004, the Company issued two Convertible Promissory Notes for $250,000 each. Each note is convertible, at the option of the holder, into common shares in the Company at conversion rate of $1.10 per share within 12 months of issue. Each share on conversion will also comprise one warrant

AUSTRAL PACIFIC ENERGY LTD. (formerly Indo-Pacific Energy Ltd.) Notes to the Consolidated Financial Statements (Expressed in United States Dollars)
December 31, 2003, 2002 and 2001

permitting the holder to purchase an additional common share at a price of $1.15 per share, for a 12 month period from the issuance date.

Interest is payable at a rate of 8% per annum from issue date to the earlier of conversion date or repayment date.

Both of the Convertible Promissory Notes are unsecured.

c)

Material Contract

In Janaury 2004, the Company and its joint venture participants in PEP 38736 agreed on the sale of gas from the Kahili gas-condensate field to NGC New Zealand Limited. The Company’s proceeds from the gas sale will initially be offset against the pre-paid gas contract with NGC (Note 12).

NOTE 14: SEGMENTED INFORMATION

The Company operates in the one industry: petroleum exploration and production. It operates in several geographical regions, therefore information on country segments is provided as follows.

2003
	Canada	New Zealand	Australia	PNG	Total Company
Production Income:
Revenue	-	172,715	-	-	172,715
Production expenses	-	(120,605)	-	-	(120,605)
Net Production Income	-	52,110	-	-	52,110
Interest income	2,188	55,436	-	-	57,624
Gain on Licence Sale	-	3,896,306	-	-	3,896,306
Administrative expenses	(171,650)	(459,192)	(3,716)	(21,658)	(656,216)
Litigation Costs and	-	(2,250,463)	-	-	(2,250,463)
Settlement
Stock compensation	(143,312)	-	-	-	(143,312)
expense
Write-off of oil and gas properties	-	(908,433)	-	-	(908,433)

Net income(loss)	(312,774)	385,764	(3,716)	(21,658)	47,616
Oil and Gas properties	-	5,199,904	978,015	2,128,529	8,306,448
Property and Equipment	-	30,323	-	-	30,323
Non-current Assets	408,083	-	-	-	408,083
Current Assets	234,083	3,092,359	9,605	44,766	3,380,813
Total Assets	642,166	8,322,586	987,620	2,173,295	12,125,667
Specific Items:
Amortization expense	-	(18,160)	-	-	(18,160)
Purchase of property and equipment	-	20,028	-	-	20,028

AUSTRAL PACIFIC ENERGY LTD. (formerly Indo-Pacific Energy Ltd.) Notes to the Consolidated Financial Statements (Expressed in United States Dollars)
December 31, 2003, 2002 and 2001

2002
	Canada	New Zealand	Australia	PNG	Total Company
Production Income:
Revenue	-	1,845,925	-	-	1,845,925
Production expenses	-	(1,063,503)	-	-	(1,063,503)
Net Production Income	-	782,422	-	-	782,422
Interest income	8,301	21,217	-	-	29,518
Gain on Licence Sale	-	53,457	-	-	53,457
Administrative expenses	(300,082)	(304,166)	(11,973)	(18,132)	(634,353)
Stock compensation
expense	(274,080)	-	-	-	(274,080)
Write-off of oil and gas
properties	-	(2,532,027)	(230,778)	(20,929)	(2,783,734)

Net income(loss)	(565,861)	(1,979,097)	(242,751)	(39,061)	(2,826,770)
Oil and Gas properties	-	4,508,660	966,635	2,047,873	7,523,168
Property and Equipment	-	28,455	-	-	28,455
Due from Related Parties	-	55,410	24,474	(27,819)	52,065
Other Non-current Assets	-	-	-	-	-
Current Assets	516,174	1,625,263	10,013	6,807	2,158,257
Total Assets	516,174	6,217,788	1,001,122	2,026,861	9,761,945
Specific Items:
Amortization expense	25,974	27,033	-	-	53,007
Purchase of property and
equipment	-	(11,259)	-	-	(11,259)

AUSTRAL PACIFIC ENERGY LTD. (formerly Indo-Pacific Energy Ltd.) Notes to the Consolidated Financial Statements (Expressed in United States Dollars)
December 31, 2003, 2002 and 2001

2001
	Canada	New Zealand	Australia	PNG	Total Company
Production Income:
Revenue	-	3,744,036	-	-	3,744,036
Production expenses	-	(1,288,105)	-	-	(1,288,105)
Net Production Income	-	2,455,931	-	-	2,455,931
Interest income	25,788	69,166	-	-	94,954
Administrative expenses	(261,747)	(451,736)	(7,020)	(15,121)	(735,624)
Write-off of oil and gas
properties	-	(678,352)	(20,299)	(7,811)	(706,462)

Net income(loss)	(235,959)	1,395,009	(27,319)	(22,932)	1,108,799
Specific Items:
Amortization expense	27,808	39,534	-	-	67,342
Purchase of property and
equipment	-	(12,710)	-	-	(12,710)

NOTE 15 – SALES TO SIGNIFICANT CUSTOMERS

The Company made oil sales of $148,991 (2002: $1,817,257; 2001: $3,733,697) to the following significant customer, Shell (Petroleum Mining) Company Ltd.

NOTE 16 - DIFFERENCES BETWEEN NEW ZEALAND AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) which conform in all material respects with New Zealand generally accepted accounting principles (NZ GAAP) except for the following differences:

a)	Stockholders’ Equity

	i)	Contributed Surplus

Canadian GAAP requires:

(1)
stock options issued, or repriced in the 2002 or subsequent years, to non-employees to be measured and recognised in the financial statements using a fair value based approach. For stock options issued to employees the Company has elected for Canadian GAAP purposes to also measure and recognise the options in the financial statements using a fair value approach, and

(2) disclosure in its financial statements of various details relating to options issued.

For Canadian reporting purposes this has resulted in a stock option compensation cost of $143,312 for 2003 (2002: $274,080 and 2001: Nil) being recorded in these financial statements.

For purposes of NZ GAAP, there is no requirement to record the fair value of stock options granted.

	ii)	Balance Sheet The effects of Note 16(a)(i) on Accumulated Deficit and Contributed surplus are as follows:

AUSTRAL PACIFIC ENERGY LTD. (formerly Indo-Pacific Energy Ltd.) Notes to the Consolidated Financial Statements (Expressed in United States Dollars)
December 31, 2003, 2002 and 2001

December 31	2003	2002

Accumulated deficit under Canadian GAAP	(11,326,461)	(11,374,077)

Stock option compensation	417,392	274,080

Accumulated deficit, NZ GAAP	(10,909,069)	(11,099,997)

Contributed surplus, Canadian GAAP	417,392	274,080

Stock option compensation	(417,392)	(274,080)

Contributed surplus, NZ GAAP	-	-

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

b)	Net Income (Loss) for the Year The following are the effects of Note 16 (a) on Net Income (Loss) for 2003, 2002 and 2001:

For the years ended December 31	2003	2002	2001

Net income (loss) for the year, Canadian GAAP	47,616	(2,826,770)	1,108,799
Stock option compensation	143,312	274,080	-

Net income (loss) for the year, NZ GAAP	190,928	(2,552,690)	1,108,799

CONSOLIDATED STATEMENT OF CASH FLOWS

c)

Cash Flows from operating activities.

The Statement of Cash Flows is presented in Canadian GAAP using the indirect method. NZ GAAP under FRS 10 requires the direct method to be used. Cash Flows for operating activities under the direct method are as follows:

For the years ended December 31	2003	2002	2001
Operating Activities

Cash inflows
Oil and gas proceeds	1,430,748	2,047,059	3,542,880
Interest received	57,624	29,518	94,954

Cash outflows
Payments to suppliers and employees	(3,893,319)	(2,902,979)	(1,403,636)
Net GST payments	(73,646)	(12,703)	48,504

Net cash inflows (outflows) for operating activities	(2,478,593)	(839,105)	2,282,702

AUSTRAL PACIFIC ENERGY LTD. (formerly Indo-Pacific Energy Ltd.) Notes to the Consolidated Financial Statements (Expressed in United States Dollars)
December 31, 2003, 2002 and 2001

NOTE 17 - DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with Canadian GAAP which conform in all material respects with United States generally accepted accounting principles (U.S. GAAP) except for the following differences:

a)	Liabilities

i)

Prepaid gas revenue

As the non-interest bearing prepaid gas revenue is considered a loan under US GAAP, it should be recorded at its fair value at the time of issuance calculated based on the face value of the notes discounted by an imputed interest rate of 8% resulting in a debt discount of $688,282. The discount is amortized to interest expense over the term of the related debt using the effective interest rate method. For the year ended December 31, 2003, $46,966 of interest expenses should be charged against net loss of operations under US GAAP.

ii)

Special Class shares

Under US GAAP, Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" requires that certain financial instruments that, under previous guidance, could be classified as equity or "mezzanine" equity to be classified as liabilities (or assets in some circumstances) in the statement of financial position. These financial instruments include the following freestanding instruments: a) Mandatorily redeemable instruments b) Financial instruments to repurchase an entity's own equity instruments c) Financial instruments embodying obligations that the issuer must or could choose to settle by issuing a variable number of its shares or other equity instruments based solely on (i) a fixed monetary amount known at inception or (ii) something other than changes in its own equity instruments. SFAS No. 150 does not apply to features embedded in a financial instrument that is not a derivative in its entirety. The standard also requires disclosure regarding the terms of those instruments and settlement alternatives. The Special Class shares have been classified as liability in accordance with SFAS 150.

Under US GAAP, Emerging Issues Task Force (“EITF”) issue No. 00-27 requires the value of a beneficial conversion feature associated with convertible instruments to be recorded as a discount and to be amortized over the term of the related convertible instrument using the effective interest rate method. When a company issues a convertible instrument that is convertible into common stock the value of the beneficial conversion feature is computed by comparing the proceeds of the convertible instrument allocated to the common stock portion of the conversion option and the fair value at the commitment date of the common stock to be received by the holder upon conversion. Upon conversion of the underlying convertible instrument into common stock, the unamortized discount is recorded as interest expense.

For the convertible special class shares of the subsidiary issued during 2003, no beneficial conversion feature is recorded as the fair value of the common stock on the commitment date is less than the portion of proceeds of the convertible instrument allocated to the common stock of the conversion option.

Furthermore, under US GAAP, the carrying value of special class shares with a mandatory redemption feature of the subsidiary should reflect the redemption value of the shares at the end of the period. Consequently, the carrying value of the special class shares for US GAAP purposes should be increased by $5,732 with the same amount being charged as interest expense.

AUSTRAL PACIFIC ENERGY LTD. (formerly Indo-Pacific Energy Ltd.) Notes to the Consolidated Financial Statements (Expressed in United States Dollars)
December 31, 2003, 2002 and 2001

		The effects of the above notes on liabilities are as follows:

		December 31,	2003	2002

		Liabilities under Canadian GAAP	2,556,371	383,577
		Less unamortized portion of the debt discount of the
		prepaid gas revenue	(641,316)	-
		Accretion of the redemption value of special class
		shares	5,732	-

		Liabilities under US GAAP	1,920,787	383,577

b)	Stockholders’ Equity

	i)

Contributed Surplus

With respect to 2002 and subsequent years, the Company has adopted a fair value based method for determining the cost of all options for Canadian reporting purposes. This has resulted in a stock option compensation cost of $143,312 (2002: $274,080 ; 2001: $nil) being recorded in these financial statements for the 2003 year.

The Company, for purposes of US GAAP, follows Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees APB 25 to account for all stock options granted to employees. Under APB 25, the intrinsic value model is followed and compensation cost is recognized if the market price of the company’s common shares exceeds the exercise price on the date of grant. During 2001 the Company repriced all outstanding options. The repriced options are accounted for under variable accounting and compensation cost is recognized for the difference between the exercise price and the market price of the common shares until such time as the options are exercised, expired or forfeited. During 2002 the Company granted 300,000 performance options to employees. No compensation cost has been recognized for these options as the performance criteria have not yet been met. Compensation cost will be recognized if and when the performance criteria are met, based on the excess of market price over exercise price at that date.

For non-employees for US GAAP and Canadian purposes, the Company uses the fair value model for determining stock option compensation cost of options granted. Both standards require that the options be revalued each period (and cumulative compensation cost adjusted accordingly) until earned. The additional compensation costs recognized under the US GAAP were resulted from revaluation of options granted prior to the adoption of the Canadian standard.

AUSTRAL PACIFIC ENERGY LTD. (formerly Indo-Pacific Energy Ltd.) Notes to the Consolidated Financial Statements (Expressed in United States Dollars)
December 31, 2003, 2002 and 2001

December 31,	2003	2002	2001

Contributed surplus under Canadian GAAP	417,392	274,080	-

Less compensation stock (Canadian GAAP)	(417,392)	(274,080)	-
Stock option compensation cost (recovery)
Employees	174,316	35,524	584,036
Non-employees	21,681	(69,921)	320,489
Common stock and warrant issuance expense	-	778,750	-
Cumulative historical adjustments	2,823,492	2,079,139	1,174,614
Debt discount on prepaid gas revenue	688,282
Compensation expense of new Series A
warrants	260,303	-	-
Additional paid-in capital under US GAAP	3,968,074	2,823,492	2,079,139

The Common Stock and Warrant issuance expense comprises a discount on shares issued to insiders on September 12, 2002 and the fair value of warrants issued on the same date. The discount on the 1,250,000 common shares was calculated as the difference between the market value at the date of issue ($1.10) and the discounted share price ($0.80) and applied to the total number of shares issued. The fair value of each warrant is estimated using the Black-Scholes pricing model with the following assumptions:

Expected dividend yield	0.00%
Expected price volatility	55.76%
Risk-free interest rate	2.96%
Expected life of option	0.67 years

Under US GAAP, the amendment to the terms of Series A warrants is considered a grant of new warrants. Consequently, $260,303 compensation expenses is recorded for this amendment. The compensation expenses were calculated using the Black Scholes pricing model with the following assumptions:

	Expected dividend yield	0.00%
	Expected price volatility	55.76%
	Risk-free interest rate	1.28%
	Expected life of option	1.04 years

ii)	Accumulated Deficit The effects of Notes 17 (a) and (b)(i) on accumulated deficit are as follows:

AUSTRAL PACIFIC ENERGY LTD. (formerly Indo-Pacific Energy Ltd.) Notes to the Consolidated Financial Statements (Expressed in United States Dollars)
December 31, 2003, 2002 and 2001

December 31,	2003	2002

Accumulated deficit under Canadian GAAP	(11,326,461)	(11,374,077)

Add back compensation stock (Canadian GAAP)	417,392	274,080

Stock option compensation cost (US GAAP)
Employees	(174,316)	(35,524)
Non-employees	(21,681)	69,921
Common stock and warrant placement expense	-	(778,750)
Accretion of debt discount	(46,966)	-
Compensation expense of new Series A warrants	(260,303)	-
Interest expense on the redemption value of
special class shares	(5,732)
	(11,418,067)	(11,844,350)
Cumulative historical adjustments
required under US GAAP	(2,823,492)	(2,079,139)

Accumulated deficit under U.S. GAAP	(14,241,559)	$(13,923,489)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

c)	Net Profit (Loss) for the Year The following are the effects of Notes 17 (a) and (b) on Net Income (Loss) for the 2003, 2002, and 2001 fiscal years:

December 31,	2003	2002	2001

Net profit (loss) for the year under
Canadian GAAP	47,616	(2,826,770)	1,108,799
Add back Canadian GAAP compensation cost	143,312	274,080	-
Stock Option compensation cost
Employees	(174,316)	(35,524)	(584,036)
Non-employees	(21,681)	69,921	(320,489)
Common stock and warrant issuance expense	-	(778,750)	-
Accretion of debt discount	(46,966)	-	-
Compensation expense of new Series A
warrants	(260,303)	-	-
Interest expense on the redemption value of
special class shares	(5,732)	-	-

Net profit (loss) for the year U.S. GAAP	(318,070)	(3,297,043)	204,274

d)

Statements of Cash Flows

Under US GAAP, the Prepaid Gas Revenue is considered a loan and thus should be reflected as a financing activity in the Statement of Cash Flows. As a result, the cash used in operating activities for the year ended December 31, 2003 should be increased by $1,258,033 to ($3,736,626) under US GAAP and the cash provided from financing activities should be increased by the same amount to $1,793,475 under US GAAP.

AUSTRAL PACIFIC ENERGY LTD. (formerly Indo-Pacific Energy Ltd.) Notes to the Consolidated Financial Statements (Expressed in United States Dollars)
December 31, 2003, 2002 and 2001

e)

Earnings (Loss) per Share

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings/(loss) per share calculations for the 2003, 2002, and 2001 fiscal years:

December 31,	2003	2002	2001
Numerator, net profit(loss) for the year
under US GAAP	$(318,070)	$(3,297,043)	$204,274

Denominator: - Basic
Weighted average number of shares
under Canadian GAAP	7,739,324	6,869,461	6,489,324
Adjustment required under US GAAP	-	-	-
Weighted average number of shares
under US GAAP	7,739,324	6,869,461	6,489,324

Basic earnings(loss) per share under U.S. GAAP	$(0.04)	$(0.48)	$0.03

Denominator: - Diluted
Weighted average number of shares
under Canadian GAAP	7,739,324	6,869,461	6,680,384
Adjustment required under US GAAP	-	-	-
Weighted average number of shares
under US GAAP	7,739,324	6,869,461	6,680,384

Diluted earnings(loss) per share under U.S. GAAP	$(0.04)	$(0.48)	$0.03

Due to net losses incurred in 2003 and 2002, stock options and share purchase warrants outstanding were not included in the computation of diluted loss per share as the inclusion of such securities would be antidilutive in those years.

f)

New Accounting Pronouncements

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB 51." The primary objectives of FIN No. 46 are to provide guidance on the identification of entities for which control is achieved through means other than voting rights (variable interest entities or "VIEs") and how to determine when and which business enterprise should consolidate the VIE. This new model for consolidation applies to an entity for which either: (1) the equity investors do not have a controlling financial interest; or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. In addition, FIN No. 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. As amended in December 2003, the effective dates of FIN No. 46 for all non small business issuers are as follows: (a) For interests in special-purpose entities: periods ended after December 15, 2003; and (b) For all VIEs created before January 31, 2003: periods ending after December 15, 2004 (c) For all VIEs created after January 31, 2003, FIN No.46 is applicable immediately. The December 2003 amendment of FIN No. 46 also includes transition provisions that govern how an SBI which previously adopted the pronouncement (as it was originally issued) must account for consolidated VIEs.

The implementation of this new standard is not expected to have a material effect on the Company’s financial statements.

CORPORATE INFORMATION

DIRECTORS AND OFFICERS	BANKERS

David Newman, CA	Bank of Montreal
Chairman of the Board (1)	Vancouver, British Columbia, Canada
Wellington, New Zealand
Peter Tapper, B.Eng (Hons)	ASB Bank
Director (1)	Wellington, New Zealand
Auckland, New Zealand
Bernie Zinkhofer B.A. Econ.	LEGAL COUNSEL
Director
Vancouver, British Columbia	Minter Ellison
Garth Johnson, CGA	Barristers & Solicitors
Director (1)	Adelaide, South Australia, Australia
Vancouver, British Columbia
Ron Bertuzzi B.A. Econ.	Gavin Adlam
Director	Wellington, New Zealand
Vancouver, British Columbia
David Bennett, Ph.D.	Fiocco Posman & Kua
CEO	Port Moresby, Papua New Guinea
Wellington, New Zealand
Nigel Robinson, CA	Lang Michener
CFO	Vancouver, British Columbia, Canada
Wellington, New Zealand
Jeanette M. Watson, B.Sc.,LLB.	Harris Mericle & Wakayama
Corporate Secretary	Seattle, United States of America
Wellington, New Zealand	Anton Campion Macdonald
Jenni Lean, B.Sc., M.B.A.	Whitehorse, Yukon, Canada
Commercial Manager
Wellington, New Zealand	AUDITORS
Terry Russell, Ph.D.
Exploration Manager	BDO Dunwoody LLP
Wellington, New Zealand	Vancouver, BC, Canada
(1) Member of audit committee
REGISTRAR AND TRANSFER AGENTS
CORPORATE OFFICE	Pacific Corporate Trust Co.
Austral Pacific House	Corporate Services Division
284 Karori Road, Karori	Vancouver, British Columbia, Canada
Wellington
New Zealand	Computershare Registry Services Ltd
Website: www.austral-pacific.com	Auckland, New Zealand

SUBSIDIARIES	SHARE LISTING
Source Rock Holdings Limited
Austral Pacific Energy (NZ) Limited	Currently listed on the OTCBB, TSX-V and
Ngatoro Energy Limited	NZSX
Totara Energy Limited	Symbol: APXYF on the OTCBB
Rata Energy Limited	Symbol: APX on the TSX-V
Millennium Oil & Gas Limited	Symbol: APX and APXWA on the NZSX
Odyssey International Pty Ltd
Indo-Pacific Energy Australia Pty Ltd
ZOCA 96-16 Pty Ltd
Trans-Orient Petroleum (Aust) Pty Ltd
Indo-Pacific Energy (PNG) Limited
Trans-Orient Petroleum (PNG) Limited

www.austral-pacific.com